

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Robert H. Reback
Chief Executive Officer
Cimetrix Incorporated
6979 South High Tech Drive
Salt Lake City, Utah 84047

> **Re:** **Cimetrix Incorporated**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed November 6, 2014**
> **File No. 005-52385**

Dear Mr. Reback:

We have the following comments after reviewing the above-referenced filing and your letter dated November 4, 2014. Unless otherwise noted, references to prior comments refer to our letter dated October 24, 2014.

Item 16. Exhibits

Exhibit A. Disclosure Statement

Special Factors

Purpose of the Transaction, page 10

1.   We note your response to prior comment 3. You state in the last paragraph on page 10 that the number of shares of common stock issued and outstanding will be reduced from 45,042,006 to approximately 39,541,244 as a result of the 1-for-20,000 reverse stock split. It appears that the number of shares issued and outstanding after giving effect to the reverse stock split is in error. Please revise or advise.

Reservation, page 21

2.   Please revise your filing to incorporate the disclosure requested by prior comment 9, including disclosure of how you will provide notice to security holders of any decision to abandon, postpone or modify the going private transaction.

<u>Financial and Other Information, page 30</u>

3.   We note your response to prior comment 12. Please tell us what consideration you gave to disclosing your income per common share from continuing operations and your ratio of earnings to fixed charges. See Item 1010(c)(2) and (c)(4) of Regulation M-A.

        You may contact Mitchell Austin, Staff Attorney, at (202) 551-3574, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589 or me at (202) 551-3457 with any questions.

                                                    Sincerely,

                                                    /s/ Maryse Mills-Apenteng

                                                    Maryse Mills-Apenteng
                                                    Special Counsel

cc: <u>Via E-mail</u>
        Keith Pope, Esq.
        Parr Brown Gee & Loveless